Exhibit 16.1

[Letterhead of BDO Seidman, LLP]

March 6, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 2, 2007, to be filed by our client, Southern National Bancorp of Virginia, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO Seidman, LLP
BDO Seidman, LLP Richmond, Virginia